United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2016

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale informs about provision related to the agreement with Brazilian authorities

Rio de Janeiro, July 27th, 2016 — Vale S.A. (Vale) informs that it recognized a provision of R$ 3.7 billion (US$ 1.2 billion) in its interim financial statements as of June 30rd, 2016, which is equivalent to the present value of Vale’s estimated secondary responsibility under the Agreement signed on March 2nd, 2016 to support the foundation (“Foundation”) established to develop and execute the long-term remediation and compensation programs as a result of Samarco’s dam failure.

Due to the reduced likelihood of resuming operations in 2016 given the current status of the licensing process and the additional uncertainties regarding Samarco’s future cash flow Vale recognized the provision of the present value of its estimated secondary responsibility, equivalent to 50% of Samarco’s obligations under the Agreement.

Given Samarco´s current cash flow projections, it is likely that shareholders will be called upon to fulfill its obligations under the Agreement and, therefore, Vale expects to contribute about US$ 150 million to the Foundation in 2H16, with this amount offset against the abovementioned R$ 3.7 billion provision.

In addition, Vale intends to make short-term facilities of up to US$ 100 million to Samarco to support its operations, without undertaking an obligation to Samarco. Funds will be released on an as-needed basis and will be subject to Samarco achieving certain milestones. Likewise, BHP Billiton will make available to Samarco similar short-term facilities.

Vale will carry out frequent reassessments of the assumptions used and revise the abovementioned provision in a timely manner to reflect new facts and circumstances in its financial statements.

Further details can be found in the Vale´s 2Q16 earnings release to be published tomorrow (July 28th, 2016) at 6am Rio time (5am US Eastern Standard Time).

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 27, 2016		Director of Investor Relations